UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission file number:  1-9210

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation

10889 Wilshire Boulevard

Los Angeles, California 90024

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Index

		Page

Report of Independent Registered Public Accounting Firm		1

Statements of Net Assets Available for Benefits – As of December 31, 2008 and 2007		2

Statements of Changes in Net Assets Available for Benefits – Years ended December 31,
	2008 and 2007	3

Notes to Financial Statements		4

Supplemental Schedules

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2008	21

2	Schedule H, Line 4j – Schedule of Reportable Transactions – Year ended December 31, 2008	23

Note:

Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

The Occidental Petroleum Corporation

Pension and Retirement Plan Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for each of the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 and Schedule H, line 4j – Schedule of Reportable Transactions for the year ended December 31, 2008 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Los Angeles, California

June 29, 2009

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2008 and 2007

(Amounts in thousands)

	2008	2007
Assets:
Investments:
At fair value:
Short-term investment fund	$522	$6,521
Common/Collective trust	8,736	15,901
Commingled funds	113,341	184,129
Common stocks	778,414	1,060,282
Mutual funds	249,218	407,188
Plan interest in master trust accounts	438,984	407,180
Total investments at fair value	1,589,215	2,081,201

Participant loans	22,525	22,464
Total investments	1,611,740	2,103,665
Receivables:
Interest and dividends	4,391	25,692
Participant contribution	1,709	—
Employer contribution	906	—
Due from broker for securities sold	—	7,821
Total receivables	7,006	33,513
Total assets	1,618,746	2,137,178
Liabilities:
Accrued liabilities	170	—
Payables under securities lending agreement	522	6,521
Due to broker for securities purchased	474	25,912
Total liabilities	1,166	32,433
Net assets available for benefits at fair value	1,617,580	2,104,745
Adjustment from fair value to contract value for interest
in master trust account relating to fully benefit-responsive
investment contracts	10,854	(3,157)
Net assets available for benefits	$1,628,434	$2,101,588

See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

(Amounts in thousands)

	2008	2007
Changes to net assets attributable to:
Investment (loss) income:
Interest	$1,115	$1,388
Dividends	28,519	33,839
Net (depreciation) appreciation in fair value of investments	(452,586)	396,578
Plan interest in master trust accounts investment (loss) income	(9,524)	13,110
Other	291	180
Total investment (loss) income	(432,185)	445,095
Contributions:
Participant	64,730	63,231
Employer	35,377	34,781
Participant rollovers	4,367	3,901
Total contributions	104,474	101,913
Deductions:
Benefits paid to participants	144,605	147,227
Plan expenses	838	794
Total deductions	145,443	148,021
Net (decrease) increase	(473,154)	398,987
Net assets available for benefits:
Beginning of year	2,101,588	1,702,601
End of year	$1,628,434	$2,101,588

See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

	(a)	General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (OPC, Oxy, or the Employer), a Delaware corporation, and participating subsidiaries (collectively, the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

	(b)	Plan Administration

The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee (PARTAIC) as to investment decisions and by the OPC Pension and Retirement Plan Administrative Committee (PARPAC) as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees). Members of the Committees are selected by the board of directors of OPC (the Board). The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants. Bank of New York Mellon Trust Company (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

	(c)	Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations. For 2008 and 2007, the deferral percentage limits were 27.0% for non-Highly Compensated Employees (non-HCEs) and 14.0% for Highly Compensated Employees (HCEs). Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $5,000 for the 2008 and 2007 Plan years.

Employer Matching Contributions – For noncollectively bargained employees, the Company contributes an amount equal to 100% of a participant’s contribution up to the first 6% of eligible compensation. For collectively bargained employees, the Company contributes 50%, 65%, 75%, 90%, or 100% as negotiated by their respective unions, up to the first 6% of eligible compensation that a participant contributes to the Plan. All Employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the Oxy Stock Fund).

	(d)	Participant Accounts

Each participant’s account is credited with the participant’s elected contribution, the Employer’s respective matching contribution, and allocations of Plan earnings, and charged with an allocation of Plan investment losses, investment manager fees, and Trustee fees. Allocations are based on

4	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. Effective January 1, 2007, participants hired by the Company prior to January 1, 2007 vested 20% for each full year of service for the first two years and 100% vested after the third year. Participants who were hired after January 1, 2007 vest 100% after three years of vesting service. Participants are also always fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, (ii) 50% of their account balance, or (iii) a loan amount that would require monthly payroll deductions for repayment not greater than 25% of the participant’s monthly base compensation. Loan terms range from one to five years for general purpose loans and six to ten years for primary residence loans. The loans are secured by the balance in the participant’s account at the time the loan is approved. Prior to October 1, 2008, loans generally bear interest at a fixed rate equal to the Western Federal Credit Union’s loan rate. Effective October 1, 2008, all loans will bear an interest rate based on the prime rate. Interest rates ranged from 2% to 12% on loans outstanding as of December 31, 2008 and 2007. Principal and interest are paid ratably through payroll deductions.

(g)	Distributions

Generally, on termination of service for any reason other than death, participants with an account balance greater than $5,000 may elect to receive the vested portion of their account under one of the following distribution options: (i) one lump-sum payment, (ii) straight-life annuity, (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distribution, or (vi) deferral of payment with certain restrictions. Upon termination of service due to death, the beneficiary may elect to receive the vested interest in the form of (i), (ii), (iii), or (vi) only. A participant whose vested account balance is $5,000 or less may receive distributions only under options (i), (v), or (vi). Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.

(h)	Forfeited Accounts

Forfeited nonvested accounts are used to pay reasonable costs of administering the Plan and reduce employer contributions. During 2008 and 2007, employer contributions were reduced by approximately $889,000 and $698,000, respectively, from forfeited nonvested accounts. At December 31, 2008 and 2007, forfeited nonvested accounts totaled approximately $366,000 and $225,000, respectively. These accounts will be used to reduce future contributions.

5	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Certain 2007 amounts have been reclassified to conform to the 2008 financial statement presentation.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participant would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

	(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 below for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

	(d)	Payment of Benefits

Benefits are recorded when paid.

6	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets (amounts in thousands):

	As of December 31,
	2008	2007
Oxy stock*	$758,579	$1,019,729
Invesco Stable Value Fund (GIC MTIA)	397,158	332,985
MFO Vanguard Employee Benefit Index Fund	113,300	184,129
All other investments less than 5%	342,703	566,822
Total investments	$1,611,740	$2,103,665

*    Participant- and non-participant-directed.

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows (amounts in thousands):

	2008	2007
Common stocks	$(227,113)	$389,269
Mutual funds	(158,438)	(2,524)
Commingled fund	(67,035)	9,833
Net (depreciation) appreciation	$(452,586)	$396,578

The Plan participated in the Trustee’s Securities Lending Program (the Securities Lending Program) for its U.S. securities held in custody at the Trustee. These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements. For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a short-term investment fund. The Plan and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities.

The fair value of securities loaned was approximately $482,000 and $6,292,000 at December 31, 2008 and 2007, respectively. Cash collateral of approximately $522,000 and $6,521,000 was held at December 31, 2008 and 2007, respectively, with an offsetting liability. Income earned was approximately $19,000 and $12,000 for 2008 and 2007, respectively, net of bank fees of approximately $9,000 and $6,000, respectively. This income is included in investment income as interest in the accompanying statements of changes in net assets available for benefits.

(4)	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which establishes a framework for measuring fair value and expands disclosure

7	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

requirements regarding fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

•

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use unobservable inputs.

The following is a description of the valuation methodologies used for the Plan’s assets that are measured at fair value:

(a)	Common Stocks

Common stocks are valued at the closing price reported on the active market for which the individual securities are traded.

(b)	Mutual Funds

Mutual funds are valued at the net asset value (NAV) of the shares held by the Plan. The value of a publicly registered mutual fund can be obtained through quoted market prices in active markets.

(c)	Common/Collective Trust, Short-Term Investment Fund and Commingled Funds

The common/collective trust, short-term investment fund and commingled funds are valued at the NAV of the units provided by the fund issuer. NAV for these funds represent the quoted price in a non-active market.

(d)	Master Trust Account-Guaranteed Investment Contract (GIC)

Fair value of the nonparticipating synthetic GICs is determined using a discounted cash flow method. Based on its duration, the estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality. Fair value for security-backed investment contracts was derived from third-party sources, based on the type of investment held.

8	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(e)	Master Trust Account-Convertible Bonds and Corporate Bonds

Convertible bonds and corporate bonds are valued using quoted market price when available. If quoted market prices are not observable, convertible bonds and corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008 (amounts in thousands). The following table does not include the Plan’s interest in master trust accounts because that information is presented in separate individual tables (See note 6).

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Total
Common stocks	$778,414	$—	$778,414
Mutual funds	249,218	—	249,218
Short-term investment fund	—	522	522
Common/Collective Trust	—	8,736	8,736
Commingled funds	—	113,341	113,341
Total assets excluding
Plan’s interest in
master trusts, at fair
value	$1,027,632	$122,599	$1,150,231

This carrying amounts of the participant and employer contribution receivable, $1,709,000 and $906,000, respectively, at December 31, 2008 approximate fair value because of the short term nature. Participant loans, $22,525,000 and $22,464,000 at December 31, 2008 and 2007, respectively, were carried at amortized cost which approximates fair value.

9	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(5)	Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Oxy’s common stock, valued at quoted market price, and may also include interest-earning cash for pending transactions.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2008	2007
Net assets:
Oxy Stock Fund	$770,086	$1,036,427

	Year ended December 31
	2008	2007

Contributions	$40,909	$37,642
Investment income	15,777	13,918
Net (depreciation) appreciation in fair value of investments	(207,527)	390,882
Transfers between funds	(56,309)	(92,229)
Benefits paid to participants	(59,126)	(48,169)
Administrative expenses	(65)	(107)
Changes in net assets	$(266,341)	$301,937

(6)	Plan Interest in Master Trust Accounts

The Plan invests in three Master Trust Investment Accounts (MTIA), a GIC fund managed by Invesco (GIC MTIA, also known as the Invesco Stable Value Fund), a convertible bond fund managed by Advent Capital Management (Advent MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA). The Plan and the OPC Retirement Plan each own an undivided interest in the GIC MTIA. The Plan and the OPC Master Retirement Trust (MRT) each own an undivided interest in the Advent MTIA and Bernstein MTIA.

10	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following table presents the fair value of the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2008	2007
Assets:
Guaranteed investment contracts, at fair value	$635,393	$546,387
Common/Collective trust	21,585	16,587
Due from broker for securities sold	—	(252)
Accrued expense	(342)	(231)
Accrued investment income	18	41
Net assets	$656,654	$562,532
Plan’s percentage interest in GIC MTIA net assets	60%	59%
Plan interest in GIC MTIA	$397,158	$332,985

The following table presents the investment income earned by the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2008	2007
Net appreciation of investments	$27,042	$25,676
Less investment expenses	(448)	(412)
Total investment income	$26,594	$25,264

The GICs are valued at fair value because they are fully benefit responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Withdrawals resulting from events initiated by the Company, such as plan termination, are not typically considered participant-initiated transactions. With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties. The Committees are not aware of any such event being contemplated at this time.

Contract value for the synthetic GICs is determined based on the fair value of the underlying assets. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the “wrapper” contract issued by a third party.

11	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

GICs provide a fixed crediting interest rate, and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the respective participating Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account GIC, except that the assets are placed in a trust with ownership by GIC MTIA rather than a separate account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants must execute Plan transactions at contract value.

During 2008 and 2007, the average yield earned on amounts invested in the GICs was 7.12% and 5.01%, respectively. As of December 31, 2008 and 2007, the average crediting interest rate on such contracts was 4.22% and 4.47%, respectively. Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase. The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration. General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread.

The following table provides fair value measurement information for the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	Assets at fair value as of December 31, 2008
	Level 2	Level 3	Total
Common/Collective trust	$21,585	$—	$21,585
GIC	—	635,393	635,393
Total assets at fair value	$21,585	$635,393	$656,978

The following table sets forth the changes in fair value of the Level 3 assets under the GIC MTIA, in which the Plan owns an undivided interest, for the year ended December 31, 2008 (amounts in thousands).

2008
Balance, beginning of year	$546,387
Unrealized loss	(23,280)
Purchases, sales, issuances and settlements (net)	112,286
Balance, end of year	$635,393

12	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following reconciliation is between the contract value and the fair value of the investments in the GIC MTIA, in which the Plan owns an undivided interest, at December 31, 2008 (amounts in thousands):

	Duration (years)	Crediting interest rate percentage	Contract value	Fair value
Security-backed investments:
Synthetics:
Bank of America NT & SA	2.09	4.68%	$73,790	$71,271
ING Life Ins & Ann Co (#60032)	2.09	4.67	85,079	82,169
JP Morgan Chase	3.76	3.37	118,652	116,286
Monumental Life Ins. Co. (#00595)	3.57	4.84	101,914	99,433
Pacific Life Insurance	2.09	4.68	87,935	84,929
State Street Bank	3.76	3.37	118,622	116,266
Rabobank Nederland	2.09	4.67	67,347	65,039
Total synthetics			653,339	635,393
Common/Collective Trust:			21,585	21,585
Total guaranteed
investment contracts			674,924	656,978
Synthetic wrappers			—	17,946
Total contract value of
guaranteed investment
contracts			$674,924	$674,924

13	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following reconciliation is between the contract value and the fair value of the investments in the GIC MTIA, in which the Plan owns an undivided interest, at December 31, 2007 (amounts in thousands):

	Duration (years)	Crediting interest rate percentage	Contract value	Fair value
Security-backed investments:
Synthetics:
Bank of America NT & SA	2.26	4.77%	$60,260	$61,061
ING Life Ins & Ann Co (#60032)	2.26	4.35	72,114	72,487
JP Morgan Chase	3.69	5.08	96,441	97,967
Monumental Life Ins. Co. (#00595)	4.26	5.53	83,114	82,922
Pacific Life Insurance	2.26	4.71	72,398	73,276
State Street Bank	3.69	4.99	96,383	97,642
UBS AG	2.26	4.67	60,343	61,032
Total synthetics			541,053	546,387
Common/Collective Trust:			16,587	16,587
Total guaranteed
investment contracts			557,640	562,974
Synthetic wrappers			—	(5,334)
Total contract value of
guaranteed investment
contracts			$557,640	$557,640

14	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following table presents the fair value of the net assets held by the Advent MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2008	2007
Assets of Advent MTIA:
Assets:
Investments at fair value as determined by
quoted market price:
Short-term investment fund	$451	$7,300
Common/collective trust	1,031	848
Common stocks	—	3,190
Convertible bonds	23,776	15,048
Corporate bonds	449	19,291
Total investments	25,707	45,677
Receivables:
Due from broker for securities sold	30	454
Accrued investment income	149	147
Total receivables	179	601
Total assets	25,886	46,278
Liabilities:
Due to broker for securities sold	19	—
Accrued expenses	46	—
Payable under securities lending agreement	451	7,300
Total liabilities	516	7,300
Net assets of Advent MTIA	$25,370	$38,978
Plan's percentage interest in Advent MTIA net assets	22%	24%
Plan interest in Advent MTIA	$5,558	$9,456

15	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following table presents the investment (loss) income earned by the Advent MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2008	2007

Net (depreciation) appreciation in fair value of investments:
Common stocks	$(318)	$818
Convertible bonds	(9,999)	696
Corporate bonds	(3,090)	466
	(13,407)	1,980
Interest and dividends	1,114	1,009
Less investment expenses	(321)	(254)
Investment (loss) income	$(12,614)	$2,735

The following table provides fair value measurement information for the Advent MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	Assets at fair value
	as of December 31, 2008
	Level 2	Total
Short-term investment fund	$451	$451
Common/Collective trust	1,031	1,031
Convertible bonds	23,776	23,776
Corporate bonds	449	449
Total assets at fair value	$25,707	$25,707

The Advent MTIA also participated in the Trustee’s Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2008 and 2007. See note 3 for discussion of the Securities Lending Program.

The fair value of securities loaned was approximately $439,000 and $7,088,000 at December 31, 2008 and 2007, respectively. Cash collateral of approximately $451,000 and $7,300,000 was held at December 31, 2008 and 2007, respectively, with an offsetting liability. Income earned during 2008 and 2007 was approximately $16,000 and $17,000, respectively, which is included in interest and dividends net of bank fees of approximately $7,000 and $9,000, respectively.

16	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following table presents the fair value of net assets held by the Bernstein MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2008	2007
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted
market price:
Short-term investment fund	$8,780	$61,138
Common/collective trust	1,553	1,038
Common stocks	58,079	133,034
Total investments	68,412	195,210
Receivables:
Due from broker for securities sold	213	584
Accrued investment income	101	167
Total receivables	314	751
Total assets	68,726	195,961
Liabilities:
Due to broker for securities purchased	—	42
Accrued expenses	(38)	—
Payable under securities lending agreement	8,780	61,138
Total liabilities	8,742	61,180
Net assets of Bernstein MTIA	$59,984	$134,781
Plan's percentage interest in Bernstein MTIA net assets	60%	48%
Plan interest in Bernstein MTIA	$36,268	$64,739

17	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following table presents the investment income (loss) earned by the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2008	2007
Net appreciation (depreciation) in fair value of investments:
Common stocks	$(36,007)	$(4,293)
Interest and dividends	1,824	2,271
Less investment expenses	(734)	(1,145)
Investment loss	$(34,917)	$(3,167)

The following table provides fair value measurement information for the Bernstein MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Total
Short-term investment fund	$—	$8,780	$8,780
Common/Collective trust	—	1,553	1,553
Common stocks	58,079	—	58,079
Total assets at fair value	$58,079	$10,333	$68,412

The Bernstein MTIA also participated in the Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2008 and 2007. See note 3 for discussion of the Securities Lending Program.

The fair value of securities loaned was approximately $8,423,000 and $58,814,000 at December 31, 2008 and 2007, respectively. Cash collateral of approximately $8,780,000 and $61,138,000 was held at December 31, 2008 and 2007, respectively, with an offsetting liability. Income earned during 2008 and 2007 was approximately $163,000 and $82,000, respectively, net of bank fees of approximately $77,000 and $44,000, respectively.

(7)	Related-Party Transactions

The Trustee and OPC are parties in interest as defined by ERISA. The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. The Plan paid approximately $363,000 and $329,000 to the Trustee for the years ended December 31, 2008 and 2007, respectively. OPC paid approximately $640,000 and $604,000 on behalf of the Plan to various vendors for certain of the Plan’s administrative expenses during 2008 and 2007, respectively.

18	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants would become 100% vested in their Employer contributions.

(9)	Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated June 14, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.

(10)	Risks and Uncertainties

The Plan invests in various types of investment securities, including mutual funds, actively managed funds, and the Oxy Stock Fund. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balance and the amounts reported in the statements of net assets available for benefits.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk. Leveraging of the Plan assets and speculation by the Plan are prohibited.

As of December 31, 2008 and 2007, approximately 47% and 48%, respectively, of total Plan investments were invested in Oxy stock.

The U.S. Department of Labor subjects the Plan's records to periodic audits, inspections and inquiries. In the opinion of the Plan's sponsor, the ultimate disposition of these matters have not had, and are not anticipated in the future to have a material impact on the Plan's financial statements or the Plan's tax-qualified status.

19	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(11)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed in October 2009 (amounts in thousands):

	2008	2007
Net assets available for benefits per the financial statements	$1,628,434	$2,101,588
Amounts allocated to withdrawing participants	(1,059)	(1,879)
Net assets available for benefits per the Form 5500	$1,627,375	$2,099,709

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed in October 2009 for the years ended December 31, 2008 and 2007 (amounts in thousands):

	2008	2007
Benefits to participants per the financial statements	$144,605	$147,227
Amounts allocated to withdrawing participants
at December 31, 2008	1,059	—
Amounts allocated to withdrawing participants
at December 31, 2007	(1,879)	1,879
Amounts allocated to withdrawing participants
at December 31, 2006	—	(429)
Benefits paid to participants per the Form 5500	$143,785	$148,677

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but are not yet paid as of that date.

Schedule 1

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(Dollar amounts in thousands)

(a) Related party	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, maturity value, or duration		(d) Cost(1)	(e) Current value
	Short-term investment fund (2)
*	BNY Institutional	BNY Short-term investment fund
		521,960 units	$		$522
	Common/collective trust:
*	BNY Short-Term Investment Fund	A collective trust investing in short-term
		securities, 8,735,509 units			8,736
	Common stock:
	AT&T	Common stock, 39,000 shares			1,111
	Allstate Corp.	Common stock, 14,600 shares			478
	Altria Group	Common stock, 26,700 shares			402
	American International Group	Common stock, 36,600 shares			57
	Amgen Inc.	Common stock, 4,200 shares			243
	Apache Corp.	Common stock, 5,700 shares			425
	Autoliv Inc.	Common stock, 4,300 shares			92
	BP plc	Common stock, 9,800 shares			458
	Bank of America	Common stock, 28,100 shares			396
	Black & Decker Corp.	Common stock, 5,200 shares			217
	Bristol Myers Squibb	Common stock, 8,900 shares			207
	Bunge Limited	Common stock, 6,000 shares			311
	CBS Corp	Common stock, 22,900 shares			187
	Cardinal Health Inc.	Common stock, 10,000 shares			345
	Caterpillar Inc	Common stock, 2,200 shares			98
	Centex Corp.	Common stock, 9,600 shares			102
	Chevron Corp.	Common stock, 9,800 shares			725
	Citigroup Inc.	Common stock, 47,100 shares			316
	ConocoPhillips	Common stock, 15,500 shares			803
	Corning Inc.	Common stock, 15,200 shares			145
	Dell Inc.	Common stock, 7,800 shares			80
	Deutsche Bank AG	Common stock, 6,700 shares			273
	Devon Energy Corp.	Common stock, 4,100 shares			269
	Dominion Resources Inc.	Common stock, 2,900 shares			104
	Eastman Chemical	Common stock, 5,000 shares			159
	Ericsson	Common stock, 37,600 shares			294
	Exxon Mobil Corp.	Common stock, 9,000 shares			718
	Fidelity National Financial	Common stock, 8,900 shares			158
	Fifth Third Bancorp.	Common stock, 20,100 shares			166
	Gannet Inc.	Common stock, 12,500 shares			100
	General Electric	Common stock, 11,900 shares			193
	Goldman Sachs Group Inc.	Common stock, 3,000 shares			253
	Hartford Financial Services Group	Common stock, 9,100 shares			149
	Home Depot Inc.	Common stock, 5,200 shares			120
	JC Penney Co. Inc.	Common stock, 15,700 shares			309
	JPMorgan Chase	Common stock, 21,300 shares			672
	KB Home Inc.	Common stock, 9,200 shares			125
	Limited Brands Inc.	Common stock, 10,400 shares			104
	Lowes Companies Inc.	Common stock, 5,300 shares			114
	Macys Inc.	Common stock, 26,800 shares			277
	Magna International Inc.	Common stock, 3,100 shares			93
	McKesson Corp.	Common stock, 1,900 shares			74
	Merck & Co. Inc.	Common stock, 30,600 shares			930
	Metlife Inc.	Common stock, 17,300 shares			603
	Morgan Stanley	Common stock, 21,600 shares			346
	Motorola Inc.	Common stock, 56,000 shares			248
	News Corporation	Common stock, 24,500 shares			223
	Nokia Corp.	Common stock, 7,100 shares			111
	Nvidia Corp.	Common stock, 21,800 shares			176

21	(Continued)

Schedule 1

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(Dollar amounts in thousands)

(a) Related party	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, maturity value, or duration	(d) Cost(1)	(e) Current value
	Common stock (continued):
*	Occidental Petroleum Corporation (3)	Common stock, 12,645,090 shares	$179,000	$758,579
	Pfizer Inc.	Common stock, 62,500 shares		1,107
	Philip Morris International Inc.	Common stock, 6,400 shares		278
	Reliant Energy Inc.	Common stock, 20,600 shares		119
	Royal Dutch Shell Plc.	Common stock, 12,500 shares		662
	Sanofi-Aventis	Common stock, 6,100 shares		196
	Schering Plough Corp.	Common stock, 20,900 shares		356
	Sprint Nextel Corp.	Common stock, 91,600 shares		168
	Supervalu Inc.	Common stock, 5,700 shares		83
	TJX Companies Inc.	Common stock, 9,900 shares		204
	Time Warner Inc.	Common stock, 50,900 shares		512
	Toyota Motor Cor.	Common stock, 3,600 shares		236
	Travelers Companies Inc.	Common stock, 10,100 shares		457
	Tyco International Ltd.	Common stock, 5,850 shares		126
	Verizon Communications, Inc.	Common stock, 10,300 shares		349
	Western Digital Corp.	Common stock, 17,600 shares		202
	Wyeth	Common stock, 5,400 shares		203
	XL Capital Ltd.	Common stock, 4,800 shares		18
		Total common stock		778,414
*	Participant loans:	1,756 participant loans, various
		maturities, interest rates range
		from 2.0% to 12.0%, balances
		collateralized by participant account		22,525
	Mutual funds:
	MFO Causeway Cap Mgmt. Intl
	Value Inst’l	4,543,544 shares		39,483
	MFO Dodge & Cox Balanced Fund	1,071,081 shares		54,903
	MFO Fidelity Magellan Fund Inc Open
	End Fund	760,068 shares		34,857
	MFO Hbr Fund Cap Appreciation Fund	716,378 shares		16,692
	MFO Pimco Total Return Fund Inst’l	4,333,022 shares		43,937
	MFO Pimco Funds Pac Invt Mgmt Ser	781,653 shares		5,229
	MFO Vanguard Specialized Portfolios
	Reit Infex Fund Inst’l	2,268,418 shares		18,170
	MFO Vanguard Mid-Cap Index Inst’l
	Fund	3,041,165 shares		35,947
		Total mutual funds		249,218
	Commingled funds:
	MFO Vanguard S&P 500 Custom	1,325,451 shares		113,300
	Lehman Liquidating Trust	424,053 units		41
		Total commingled funds		113,341
	Plan interest in master trust accounts:
	Advent Unit Master Trust	624,662 units		5,558
	MFO Alliance Bernstein Small Cap Units	4,073,979 units		36,268
	Invesco Stable Value Fund	24,512,889 units		397,158
		Total Plan interest in master trust accounts		438,984
		Total		$1,611,740

(1)	Cost information omitted for participant-directed investment.
(2)	This is cash received for securities loaned subject to an offsetting payable of equal amount, which is non-participant-directed.
(3)	Includes non-participant-directed investments.
*	Represents a party in interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

Schedule 2

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2008

(Dollar amounts in thousands)

Identity of party involved	Description of asset (includes interest rate and maturity in case of loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain
Series of transactions:
* Bank of New York	Collective Short-Term Investment Fund
	633 Acquisitions	182,704	—	—	—	182,704	182,704	—
	366 Dispositions	—	198,604	—	—	198,604	198,604	—
*	Represents a party in interest, as defined by ERISA.

See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN

By	/s/ Roy Pineci
Roy Pineci - Member of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 29, 2009

Exhibit Index

Exhibit
No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm